Exhibit 99.1

Indivior Settles Patent Dispute with Teva Subsidiary Actavis

Richmond, VA and Slough UK, December 20, 2023 - Indivior PLC (LSE/NASDAQ: INDV), a leading addiction treatment company, today announced that its subsidiaries Indivior Inc. and Indivior UK Limited (together, "Indivior") entered into a settlement agreement with Actavis Laboratories UT, Inc. ("Actavis"), a subsidiary of Teva Pharmaceuticals, to resolve patent disputes regarding Actavis's Abbreviated New Drug Application ("ANDA") for generic buprenorphine and naloxone sublingual film. Under the agreement, Indivior granted Actavis a license to U.S. Patent No. 11,135,216 that would enable Actavis to launch the generic film products identified in its ANDA in the United States no earlier than January 31, 2025, unless the unexpired patent claims are found invalid or unenforceable before that time in a final judicial decision.

About Indivior
Indivior is a global pharmaceutical company working to help change patients' lives by developing medicines to treat addiction and serious mental illnesses. Our vision is that all patients around the world will have access to evidence-based treatment for the chronic conditions and co-occurring disorders of substance use disorder (SUD). Indivior is dedicated to transforming SUD from a global human crisis to a recognized and treated chronic disease. Building on its global portfolio of OUD treatments, Indivior has a pipeline of product candidates designed to both expand on its heritage in this category and potentially address other chronic conditions and co-occurring disorders of SUD, including alcohol use disorder and cannabis use disorder. Headquartered in the United States in Richmond, VA, Indivior employs more than 1,000 individuals globally and its portfolio of products is available in 37 countries worldwide. Visit www.indivior.com to learn more. Connect with Indivior on LinkedIn by visiting www.linkedin.com/company/indivior.

Media Contacts:

US Media:
Cassie France-Kelly
Vice President, Communications
Indivior PLC
Tel: 804-724-0327

UK Media:
Teneo
Tel: +44 207-353-4200

Investors and Analysts:

Jason Thompson
Vice President, Investor Relations
Indivior PLC
Tel: 804-402-7123

Tim Owens
Director, Investor Relations
Indivior PLC
Tel: 804-263-3978

-ends-